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                                                                    EXHIBIT 99.6

OMC
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OUTBOARD MARINE CORPORATION                             100 Sea Horse Drive
                                                        Waukegan, Illinois 60085
                                                        Telephone: 847/689-5207
                                                        Facsimile: 847/689-6006
                                                        Voice Mail: 847/689-5519
       HW BOWMAN
 CHAIRMAN OF THE BOARD
       PRESIDENT
CHIEF EXECUTIVE OFFICER

                                 July 15, 1997

Dear Shareholder:

     On July 9, 1997, Outboard Marine Corporation (the "Company") announced it had entered into an Agreement and Plan of Merger (the "Agreement") with Detroit Diesel Corporation ("DDC") and OMC Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly-owned subsidiary of DDC, pursuant to which the Offeror agreed to purchase 13,842,619 shares of the Company's common stock (the "Shares") at a price of $16.00 per Share payable in cash through a tender offer to the shareholders of the Company (the "Offer"). In the event the Offer is consummated, the Agreement provides for the merger of the Offeror into the Company (the "Merger") pursuant to which the outstanding shares of the Company's common stock (other than those owned by DDC or the Offeror or held in treasury by the Company and other than shares as to which appraisal rights have been properly exercised under Delaware law) will be exchanged for an aggregate of 4,000,000 shares of the common stock of DDC ("DDC Common Shares"), plus a variable amount of cash based on the applicable closing price of DDC Common Shares.

     All members of your Board of Directors (with one director abstaining due to existing relationships with an affiliate of DDC) have approved the Agreement, the Offer and the Merger and determined that terms of each of the Agreement, the Offer and the Merger are fair to and in the best interests of shareholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT SHAREHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER. Salomon Brothers Inc, the Company's financial advisor, has rendered its opinion that the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view. A copy of the opinion of Salomon Brothers Inc is attached as Annex A to the enclosed Schedule 14D-9.

     In arriving at its decision to recommend the Offer, the Board of Directors gave careful consideration to a number of factors, which are described in the
Schedule 14D-9 filed by the Company with the Securities and Exchange Commission and enclosed with this letter. I urge you to read the Schedule 14D-9 carefully.

                                          Very truly yours,

                                          /s/ Harry W. Bowman

                                          Harry W. Bowman
                                          Chairman of the Board, President and
                                          Chief Executive Officer